UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Snyder’s-Lance, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
833551 104

(CUSIP Number)

Sally W. Yelland	John J. Kearns, III
13024 Ballantyne Corporate Place	Eckert Seamans Cherin & Mellott, LLC
Suite 900	600 Grant Street, 44th Floor
Charlotte, NC 28277	Pittsburgh, PA 15219-2788
(704) 554-1421	(412) 566-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 6, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	833551 104

1	NAMES OF REPORTING PERSONS Sally W. Yelland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC (See response to Item 1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,828,370

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,618,338

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,828,370

WITH	10	SHARED DISPOSITIVE POWER

		1,618,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,446,708

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 65,063,500 shares of Common Stock outstanding.

Item 1. Security and Issuer.
The name of the issuer is Snyder’s-Lance, Inc., a North Carolina corporation (“Issuer”), which has its principal executive offices at 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. The class of equity securities to which this statement on Schedule 13D (“Schedule”) relates is the common stock, par value $0.83-1/3 per share, of the Issuer (the “Common Stock”).
Item 2. Identity and Background.
(a)      This Statement is filed by Sally W. Yelland.
(b)      The reporting person’s business address is 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277.
(c)      The reporting person is became a director of the Issuer on December 6, 2010.
(d)      During the five years prior to December 6, 2010, the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)      During the five years prior to December 6, 2010, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      The reporting person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
See the response to Item 4 for a description of the reported transaction, which did not involve payment by the reporting persons of any form of consideration.
Item 4. Purpose of Transaction.
On July 21, 2010, Lance, Inc., a North Carolina corporation (“Lance”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), and Lima Merger Corp., a wholly-owned subsidiary of Lance (“Merger Sub”). The Merger Agreement was amended as of September 30, 2010. The Merger Agreement was approved by the stockholders of Lance on December 2, 2010 and by the stockholders of Snyder’s on December 3, 2010. The closing under the Merger Agreement occurred on December 6, 2010, and, pursuant to the terms and conditions set forth in the Merger Agreement, Snyder’s merged with Merger Sub, with Snyder’s continuing as the surviving subsidiary of Lance (the “Merger”). In accordance with the Merger Agreement, upon the closing of the Merger: each share of Snyder’s common stock was converted into the right to receive 108.25 share of Common Stock; Snyder’s stockholders received cash in lieu of any fractional shares of Common Stock; and all outstanding Snyder’s stock options were converted into corresponding stock options of the Issuer, subject to adjustment of the number of shares issuable upon exercise and the exercise price based on the exchange ratio. Pursuant to the Merger Agreement, immediately after the closing of the Merger, the Issuer’s board of directors was increased from 12 to 14, and all seven of the individuals serving as directors of Snyder’s prior to the Merger became directors of the Issuer.
Prior to the Merger, the reporting persons was a stockholder of Snyder’s.
Prior to the Merger, the reporting person was a director of Snyder’s. Pursuant to the Merger Agreement, immediately after the closing of the Merger, the reporting person became a director of the Issuer.

Except as set forth in this Item 4, the reporting person has no present plans or proposals which relate to or would result in any of the following (although the reporting persons reserve the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
The reporting person may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of her holdings of Common Stock in the open market or in private transactions, although as of December 6, 2010 she had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.
Item 5. Interest in Securities of the Issuer.
(a)      The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of December 6, 2010 was 5,446,708 shares, representing 8.4% of the outstanding shares of Common Stock of the Issuer based on 65,063,500 shares of Common Stock outstanding as of that date as reported by the Issuer in its Current Report on Form 8-K filed on December 6, 2010.
(b)      The reporting person had sole power to vote or direct the vote of 3,828,370 shares of Common Stock (including 3,766,018 outstanding shares and 62,352 shares issuable upon exercise of outstanding stock options).
The reporting person had shared power to vote or to direct the vote of 1,158,275 shares of Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) and 460,063 shares of Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust” and, together with the 1992 EAW Trust, the “EAW Trusts”). The reporting person is a trustee of the EAW Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the EAW Trusts with the other trustee, Charles E. Good.
Charles E. Good is an employee of SOH Distribution Co., Inc., the principal business address of which is 1250 York Street, Hanover, Pennsylvania 17331. Mr. Good is a United States citizen. During the five years prior to December 6, 2010, Mr. Good has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the five years prior to December 6, 2010, Mr. Good has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c)      Not applicable.
(d)      Except as set forth in this Statement, to the knowledge of the reporting persons, as of December 6, 2010, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described in Item 4, as of December 6, 2010, there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 16, 2010
/s/ Sally W. Yelland
    Sally W. Yelland